UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of April 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Amendment Regarding the Board Resolution and Notice of the extraordinary general meeting of shareholders.

This Form 6-K is an amendment to the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated April 10, 2026 (the “Original 6-K”). The information in the attachment to the Original 6-K relating to the “Composition of the Board of Directors” shall be amended and replaced with the following.

Composition of the Board of Directors

After the election as listed in this Notice, the board of directors of KEPCO is expected to be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023

Standing Director	Male	Oh, Heung-Bok	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 21, 2024

Standing Director	Male	Ahn, Jung-Eun	Corporate Senior Vice President and Chief Business Management Officer	Jan. 6, 2025

Standing Director	Male	Jung, Chi-Kyo	Corporate Senior Vice President and Chief Safety Officer & Chief Operation Officer	May. 28, 2025

Standing Director	Male	Kim, Jae-Koon	Corporate Senior Vice President and Chief Power System Officer	Newly Elected

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023

Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director	Nov. 8, 2023

Non-standing Director	Male	Lee, Sung-Ho (1)	Non-Executive Director	Nov. 8, 2023

Non-standing Director	Male	Cho, Seong-Jin	Non-Executive Director	Dec. 4, 2023

Non-standing Director	Male	Kang, Hoon	Non-Executive Director	May. 1, 2024

Non-standing Director	Male	Lee, Heung-Ryul	Non-Executive Director	May. 7, 2025

(1)	Lee, Sung-Ho resigned on April 1, 2026. Under Korean law, Mr. Lee will continue to serve as a member of the audit committee until his successor is appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: April 21, 2026